Exhibit (c)(ii)

Valuation of a Minority Interest in the

Common Stock of

Easton Bancorp, Inc.

Prepared by:

Baxter Fentriss and Company

9100 Arboretum Parkway

Richmond, VA 23236

November 12, 2003

Mr. R. Michael S. Menzies, Sr.

President

Easton Bancorp, Inc.

501 Idlewild Avenue

Easton, Maryland 21601

Dear Mr. Menzies:

The enclosed valuation report has been developed for your exclusive and confidential use. The report has been prepared by Baxter Fentriss and Company and was made by and/or under the direct supervision of the undersigned to value a minority interest in the common stock of Easton Bancorp, Inc. for the purpose of establishing a fair value for shareholders being bought out in the “going-private” transaction. All underlying financial statements used are dated as of September 30, 2003 unless otherwise noted. Our final conclusion of the fair value as of November 12, 2003 for Easton Bancorp, Inc. shares is a range of $14.67 to $17.90 per share.

I hereby certify that, to the best of my knowledge and belief, the statements of fact contained in this report are true and correct. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and represent an unbiased, professional analyses, opinions, and conclusions. Furthermore, this report has been prepared exclusively for your use for the purpose stated above.

Please call us if you have any questions. Enclosed you will find an invoice for our services.

Sincerely yours,

Baxter Fentriss and Company

John W. Wright

Managing Director

TABLE OF CONTENTS

INTRODUCTION	2

Nature of the Valuation	2
Ownership of the Company	2
Assumptions and Limiting Conditions	2
Definitions	3
Approaches to Value	4
Asset Approach	4
Income Approach	4
Market Approach	5
Internal Revenue Service Ruling 59-60	5

OVERVIEW OF THE COMPANY	6

FINANCIAL ANALYSIS	7
Operations	7
Financial Position and Leverage	7
Dividend Paying Capacity	8
Key Financial Ratios	8

ECONOMIC CONDITIONS	9
The Regional Economy	9
Summary of Economic Information	11

DETERMINATION OF FAIR VALUE	13
Overview of Valuation Approaches	13
Asset Approach	13
Income Approach	13
Market Approach	14

CONCLUSION OF VALUE	16

APPENDIX A: QUALIFICATIONS OF APPRAISERS	17

APPENDIX B: HISTORICAL TRADING DATA	18

APPENDIX C: STATEMENT OF CONTINGENT AND LIMITING CONDITIONS	19

APPENDIX D: FINANCIAL STATEMENTS	20

APPENDIX E: FINANCIAL ANALYSIS	33

APPENDIX F: DISCOUNTED CASH FLOW ANALYSIS	35

APPENDIX G: PEER ANALYSIS	37

APPENDIX H: COMPARABLE TRANSACTION ANALYSIS	40

INTRODUCTION

Nature of the Valuation

Baxter Fentriss and Company was engaged to provide an opinion of value for a minority interest in the common stock of Easton Bancorp, Inc. (“Easton” or “the Company”) for the purpose of establishing a fair value for shareholders being bought out in a “going-private” transaction.

This appraisal was prepared by Baxter Fentriss and Company. The qualifications of the appraisers can be found in Appendix A.

Ownership of the Company

On November 12, 2003, the Company was a publicly traded company trading under the stock symbol EASB.OB in the over-the-counter market with approximately 620 shareholders. Approximately 338 (55%) of the shareholders own less than 500 shares representing only 51,200 or 6.7% of the outstanding shares. Trading activity is light. (See Appendix B for historical trading activity).

Assumptions and Limiting Conditions

This report is an appraisal report designed to give an opinion of fair value as of the date of valuation. We have not considered any events within or outside the Company that occurred after the date of valuation. In addition, our estimate is valid only for documenting the fair value of the ownership interests in the Company as of November 12, 2003. Easton provided annual audited financial reports for the years ended December 31, 1998-2002, federal regulatory filings (call reports) for the same period, interim company prepared financial statements as of 9/30/03 as well as a 2003 and 2004 earnings forecast, and various other internal financial reports for our review in estimating a fair value. Our financial analysis is based on the most current available data which, in substantially all instances, is as of September 30, 2003.

We are independent of the Company and have no financial interest in the Company subject to appraisal. Our fees are not contingent upon the opinion rendered in this engagement.

For a complete list of assumptions and limiting conditions, see Appendix C.

Definitions

Fair market value

Fair market value is defined as the cash or cash-equivalent price at which the property being valued would change hands between a willing buyer and a willing seller, neither of whom is under a compulsion to buy or sell and both having reasonable knowledge of all relevant facts.

Goodwill

Goodwill is that intangible asset which arises as a result of name, reputation, customer patronage, location, products, and any other factors that have not been separately identified and/or valued but which generate economic benefit.

Going Concern versus Liquidation

A “going concern” is an operating business enterprise. The liquidation basis of an enterprise refers to the “winding down” of an entity, whether voluntarily or involuntarily.

Non-Operating Assets and Non-Operating Liabilities

Non-operating assets and non-operating liabilities are those present in the business that are not necessary to the ongoing operations of the business.

Investment Value

Investment value is the value of the entity to a particular buyer. In a corporate setting, the ability to buy a competitor, an essential supplier, or a major customer would be valued on an investment value basis. Investment value is not applicable in this valuation.

Fair Value

While there is an accepted definition of fair market value, there is no universally accepted definition of fair value. The definition of fair market value has been adopted by the following organizations: American Institute of Certified Public Accountants, American Society of Appraisers, Canadian Institute of Chartered Business Valuators, National Association of Certified Valuation Analysts, and The Institute of Business Appraisers. The definition also agrees with that found in the U.S. Tax Code and in Revenue Ruling 59-60, and is as follows:

Fair market value is defined as the price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arms length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.

In this assignment, we have been asked to provide an opinion of value of the Company’s shares in an involuntary surrender of certain shareholders’ interests that will occur as a result of the proposed transaction. As such, this transaction does not meet the definitional standard of a willing and able seller. As the seller is being forced into a transaction, we have concluded that fair market value is not the appropriate standard. One typical distinction between fair market value and fair value recognized by most courts is that fair value typically does not reflect a discount for marketability. In this instance, since this is essentially a forced sale, some incremental value is generally recognized to be appropriate as compensation for the involuntary nature of the transaction and is often recognized in the valuation process by the exclusion of a minority interest discount typically applied in a minority interest sale. Similarly, this valuation would not take into account the impact of a possible acquisition of the entire Company or a control premium for a large block of stock. This transaction will not be undertaken in an open and unrestricted market, therefore, we have not taken into account the concept of a marketability discount since most of the Mandelbaum criteria used for calculating a marketability discount are not applicable.

Approaches to Value

The premise of going concern assumes the continued existence of the Company. Within this parameter, there are three major approaches to fair value:

•	Asset Approach

•	Income Approach

•	Market Approach

Asset Approach

The asset approach, sometimes referred to as the cost approach, arrives at a value for the entity through estimating the replacement cost of the assets owned by the entity, including those assets which may not appear on the balance sheet, and subtracting the liabilities of the entity. Intangible as well as tangible assets are valued in this method. The difficulty with this method lies in determining an appropriate value for certain assets of the entity being valued.

Income Approach

The income approach values the entity by estimating the future income stream and discounting the earnings (or cash flows) to a present value. Determining a basic earnings power and applying an appropriate capitalization rate also can establish the value. The challenge in this approach is not only to estimate an appropriate earnings stream but also to derive the appropriate discount rate (or capitalization rate), taking into account the nature and history of the entity to be valued.

Market Approach

The market approach involves finding comparable public or private transactions of the company’s ownership in similar businesses, using appropriate ratios to draw conclusions. The advantage of this method is that actual transactions are evaluated against the entity being valued. The difficulty with this method is the lack of reliable guideline data for small company transactions.

Internal Revenue Service Ruling 59-60

Among other factors, this appraisal considers all elements of appraisal listed in the Internal Revenue Service Ruling 59-60, which generally outlines the valuation of closely held stocks and includes the following (note that we have substituted “company” for “enterprise” to improve readability):

•	The nature of the business and the history of the company

•	The economic outlook in general and the outlook for the industry in particular

•	The book value and the financial condition of the company

•	The dividend paying capacity of the company

•	The earning capacity of the company

•	Whether or not the company has goodwill or other intangible value

•	Past sales of stock or ownership interests and the size of the interest to be valued

•	The market prices of the stock of companies engaged in the same or similar lines of business whose stocks are actively traded in a free and open market, either on an exchange or over the counter.

Each of these criteria is discussed in the report that follows. Implicit within this standard of value is that the consideration for the fair value is expressed in cash, or the customary equivalent, paid at closing. In addition, we have appraised the Companies under the premise of value in continued use as a going-concern business entity. This premise assumes that it will continue as an operating enterprise.

OVERVIEW OF THE COMPANY

Easton Bancorp, Inc. (the “Company”) was incorporated in Maryland on July 19, 1991, to become a one-bank holding company by acquiring all of the capital stock of Easton Bank & Trust Company (the “Bank”) upon its formation. The Bank commenced business on July 1, 1993, and the only activity of the Company since then has been the ownership and operation of the Bank. The Bank was organized as a state nonmember bank under the laws of the State of Maryland. The Bank is engaged in a general commercial banking business, emphasizing in its marketing the Bank’s local management and ownership, from its main office location in its primary service area, Talbot County, Maryland. During 1999, the Bank opened a full-service branch office in Denton, Maryland, which is in Caroline County. In addition, during 2001, the Bank opened a full service branch office in Oxford, Maryland, which is in Talbot County. In April 2003, the Bank opened a second full-service branch in Easton, Maryland. The Bank offers a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. In addition, the Bank offers certain retirement account services, such as Individual Retirement Accounts. The Bank offers a full range of short to medium-term commercial and personal loans. The Bank also originates and holds or sells into the secondary market fixed and variable rate mortgage loans and real estate construction and acquisition loans. Other bank services include cash management services, safe deposit boxes, traveler’s checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. The Bank also offers for sale non-deposit products such as mutual funds, variable and fixed annuities and long term care insurance.

Easton is not involved in any litigation as of the date of valuation.

FINANCIAL ANALYSIS

Operations

For the first nine months of 2003 compared to the same 2002 period, net interest income increased $277,178 and other operating income increased $211,397; however, these increases were offset by an increase of $504,994 in total operating expenses. The increase in net interest income is primarily due to declining interest rates, which resulted in a decrease in interest expense of $49,671 and an increased volume of earning assets. Despite the decreasing yields on earning assets, interest revenue increased $227,507 as a result of growth of the Bank. The increase in total operating expenses is attributed to an increase in salaries and benefits of approximately $351,021, an increase of $38,672 in occupancy, furniture and equipment and an increase in other operating expenses of $115,301, all due primarily to the Marlboro Avenue branch in Easton, which was opened in April 2003. The Bank’s provision for loan losses was $156,598 for the nine months ended September 30, 2003, compared to $158,991 for the nine months ended September 30, 2002.

Earnings per share on a fully diluted basis for the nine months ended September 30, 2003, were $.59 compared to $.71 for the same period of 2002.

Financial Position and Leverage

The Bank’s loan portfolio (excluding loans held for sale) increased from $71.5 million at December 31, 2002, to $77.5 million at September 30, 2003. The allowance for loan losses was $1,103,183 at September 30, 2003, or 1.40% of total loans (excluding loans held for sale), compared to $1,069,489 at June 30, 2003, or 1.31% of total loans (excluding loans held for sale), and $924,859 at December 31, 2002, or 1.28% of total loans (excluding loans held for sale). The level of the allowance for loan losses represents management’s current estimate of future losses in the loan portfolio; however, we have done no due diligence on the quality of the loan portfolio and there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional increases in the allowance will not be required.

The Company’s assets ended the third quarter of 2003 at $99.2 million, an increase of $10.8 million, or 12.3%, from $88.3 million at December 31, 2002. This increase can be attributed primarily to the increase in the Bank’s loans of $4.5 million, an increase in federal funds sold of $4.0 million and an increase in cash and due from banks of $1.1 million. Total borrowings from the Federal Home Loan Bank of Atlanta were approximately $6.1 million at September 30, 2003, all of which are match funded on loans made to Bank customers.

The $10.0 million increase in deposits from December 31, 2002, to September 30, 2003, is primarily reflected in the increase in the Bank’s loans, the increase in federal funds sold and the increase in cash and due from banks of $1.1 million. The Company’s primary source of liquidity is cash on hand plus short term investments. At September 30, 2003, the Company’s liquid assets totaled $17.2 million, or 17.3% of total assets, compared to $12.8 million, or 14.5% of total assets, at December 31, 2002. Another source of liquidity is the $16.5 million secured line of credit the Company has from the Federal Home Loan

Bank of Atlanta, of which $6.1 million is currently used, and the $500,000 unsecured line of credit and the $5 million secured line of credit the Company has from another correspondent bank, of which $1,000,000 is pledged. If additional liquidity is needed, the Bank will sell participations in its loans.

Dividend Paying Capacity

The Company paid a $0.05 per share cash dividend on February 15, 2003, May 15, 2003, August 15, 2003 and November 14, 2003. Payment of future dividends depends upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions.

Key Financial Ratios

Return on average assets and average equity, on an annualized basis, for the nine months ended September 30, 2003, was .60% and 7.22%, respectively, compared to .67% and 9.28%, respectively, for the same period of 2002.

The capital of the Company and the Bank exceeded all prescribed regulatory capital guidelines at September 30, 2003. At September 30, 2003, the Tier 1 leverage ratio for the Bank was 8.27%. At September 30, 2003, the Bank had a risk-weighted total capital ratio of 11.63%, and a Tier 1 risk-weighted capital ratio of 10.37%. These ratios were significantly improved over the year end 2002 comparisons as the result of the exercise of warrants for 198,674 shares at a strike price of $10 per share. The exercise of the warrants generated $1,986,740 in new equity. The Company expects that its current capital and short-term investments will satisfy the Company’s cash requirements for the foreseeable future.

ECONOMIC CONDITIONS

The Regional Economy

In conjunction with the preparation of this valuation opinion, we reviewed and analyzed known economic conditions as of the date of valuation and how the Company and the industry in which it competes might be impacted.

Following is the economic analysis provided in the Fifth District Federal Reserve Beige Book Report dated October 15, 2003.

Retail

Fifth District retailers reported generally steady sales over the prior six weeks. Only a few companies, however, reported increased hiring. Many retailers in North Carolina, Virginia, and Washington, D.C., closed on September 18 and for several days thereafter because of power outages in the aftermath of the hurricane. Hardware stores in those areas saw increased sales of chain saws and generators after the storm, and grocers did brisk business as a result of lengthy power outages. Most retailers said that sales lost because of the storm were quickly made up and that the hurricane caused just “a blip” in their monthly sales figures.

Services

Services businesses reported moderately higher revenues in the weeks since the last report. Executive search firms in the Washington, D.C., area said demand for their services picked up, and a contact at a Baltimore financial services firm said customer demand was strong enough to warrant increased hiring. Effects of Hurricane Isabel were specific to particular services businesses-electric utilities brought in thousands of workers, tree removal companies in central Virginia gained “phenomenal” business, and insurance companies brought in disaster-relief specialists to assess and settle claims. Restaurants were busier than usual as households waited days for electric power to be restored. Also, air traffic and trucking were disrupted by the storm. In the public sector, federal government offices closed for two days because of the hurricane.

Manufacturing

The District’s manufacturing sector contracted in September: shipments, new orders, capacity utilization and employment fell. Contacts in the chemicals, lumber, and textiles and apparel industries noted particularly sharp declines in shipments. A machinery manufacturer said that they were already half way through September and had not put enough sales on the book to make the payroll much less pay other expenses. Several textile and apparel manufacturers reported that foreign manufacturers continued to gain market share to the detriment of U.S. textile and apparel companies. Manufacturers overall noted a substantial decline in hiring and modest wage growth.

Hurricane Isabel caused relatively few disruptions to manufacturing operations, though adverse impacts were noted by some District lumber mills. A contact at a North Carolina lumber mill reported that their plant shut down for several days and noted that there would be much lower volumes of standing timber available for sale for years to come. On a brighter note, a counterpart at a Virginia lumber mill said that while his company’s orders had dropped because of the storm he felt that there would be a surge in business after roads were cleared and power was restored to the area.

Finance

District loan officers said that growth in overall lending activity declined as residential mortgage refinancings slowed in the weeks since the last report. Residential mortgage refinancing dropped substantially in August and early September as mortgage interest rates climbed well above 6 percent. In addition, new home loan originations grew more slowly as the pace of house sales cooled. Commercial lending, however, showed signs of picking up in some areas. A Richmond, Va., banker, for example, said that businesses were beginning to expand their capital spending and borrowing funds again. In her words, businesses had “put off spending long enough.” Commercial lenders in other areas, however, suggested that most business decision makers continued to keep expansion plans on hold, “waiting to see what will happen to the economy.”

Real Estate

Although growth in home sales slowed somewhat in several areas of the Fifth District residential realtors continued to report generally strong housing markets. A realtor in Odenton, Md., reported slower growth, but added that the market had been “so insane” in recent months that the slowdown was welcomed. A contact in Washington, D.C., said that the market there was still robust, as was the neighboring market in Prince George’s County, Md., where increased gentrification was driving house prices higher. A North Carolina contact reported that although the Greensboro real estate market was still doing relatively well, customer interest had ebbed somewhat in recent weeks. Home prices were reported to be rising moderately in most areas of the District.

District realtors reported no major changes in commercial real estate conditions in recent weeks. While there continued to be pockets of improvement, contacts said that the lack of job growth had made many companies cautious and hesitant to commit to new projects. By sector, the leasing of retail space remained steady in most markets, while activity continued to be flat in office and industrial space. Commercial rents dipped and vacancies held firm. Commercial construction activity continued to be “very slow.” Looking ahead, realtors expected stronger growth in the fourth quarter—a contact in Columbia, S.C., said he was “cautiously optimistic” regarding activity for the remainder of the year.

Tourism

Tourist activity remained mixed in September. Hurricane Isabel battered coastal areas along the Outer Banks of North Carolina and much of Virginia in mid-September causing damage to some coastal hotels and widespread cancellations of hotel reservations. However, one hotel’s loss was another’s gain in some cases as tourists relocated out of the storm’s path. A contact at Emerald Isle, N.C., on the southern Outer Banks told us that bookings there had picked up as the storm passed further to the north. A hotelier at Virginia Beach said that Isabel caused severe damage to some oceanfront resorts resulting in increased business in the better-protected inlet area. Mountainous areas in Virginia and West Virginia also fared well as thousands of people headed west after evacuating from the Virginia Beach and Williamsburg, Va., areas.

Temporary Employment

District temporary employment agencies reported increased demand for workers since the last report. Contacts in Hagerstown, Md., and Northern Virginia reported a definite upturn in business activity. Likewise, a Raleigh, N.C., agent reported an increase in corporate confidence and a better response to his agency’s marketing efforts. Administrative assistants and customer service representatives were among the occupations in highest demand. There was also a large influx of temporary workers involved in repair and cleanup in the aftermath of the hurricane.

Agriculture and Fishing

Hurricane Isabel brought heavy rain, strong winds, and flooding in low-lying areas in the storm’s path. With the exceptions of South Carolina and Washington, D.C., farmers in most areas of the District incurred varying degrees of storm-related crop damage. In Maryland, corn, fruit trees, and soybeans were damaged from flooding. Corn, tobacco, tomatoes, and strawberries were damaged by both water and high winds in northeast North Carolina and in Virginia. Sustained power outages and lack of water were a concern in North Carolina as farmers tried to dry corn, cure tobacco, and provide feed and water to livestock. Scattered losses of cattle were reported and thousands of chickens were lost because of wind damage to poultry houses and a lack of power. District orchards were also hard hit—agricultural officials estimate that a sizeable proportion of the apple crop in Virginia was destroyed. The hurricane-related wind and storm surge also damaged fishing boats, nets, and other equipment along coastal areas. Contacts in the fishing industry expect some long-term damage to the crab and fish populations as a result of the storm.

Summary of Economic Information

Despite disruptions from Hurricane Isabel, economic growth advanced at a modest pace in the Fifth District in late August and September as ongoing moderate expansion in the services sector was partially offset by continued contraction in the manufacturing sector. Hurricane Isabel disrupted retail and services businesses in several District states in mid-to-late September, although relatively few establishments outside of coastal regions experienced significant property damage. Along the coast, tourists were on the move in advance of Isabel’s arrival on September 18, but decreases in tourism activity in those areas were partly offset by increases at inland locations as tourists relocated and out-of-region utility crews arrived for repair and clean-up efforts. With the exception of hurricane-related purchases, such as generators, plywood, and batteries, retail sales were generally flat in September. District manufacturing activity weakened since the last report as shipments declined again and employment at factories contracted. Adding to the weaker tone, a small number of manufacturers reported prolonged shutdowns and/or substantial damage resulting from the hurricane. In the housing sector, growth in home sales slowed, but realtors said that activity remained at a high level. In agriculture and fishing, heavy rain and high winds from the hurricane damaged fishing boats and crops and disrupted the feeding of livestock in areas lying in the storm’s path.

DETERMINATION OF FAIR VALUE

Overview of Valuation Approaches

Three basic approaches to value are defined in the Business Valuation Standards of the American Society of Appraisers: asset approach, income approach and market approach.

Asset Approach

The unadjusted balance sheet as of September 30, 2003, reported shareholder’s equity of $8,493,576. Assuming that the Company’s assets and liabilities are carried at or near their reasonable market values, this amount should be the minimum at which the Company should be sold.

The asset approach is a general way of determining a value indication of a business’ assets and/or equity using one or more methods based directly on the value of the assets of the business less liabilities. While the physical assets could be liquidated, the value of the assets lies in their ability to generate earnings, not as a separate element of value distinct from the company value based on its earnings power. The net asset value does not take into account values attributable to a going concern such as the interrelationship among the Company’s assets, liabilities, customer relations, market presence, image and reputation, staff expertise and depth of management. Further, because we are valuing a minority interest and a minority interest shareholder cannot cause the sale of assets, we did not rely on the asset approach in determining an opinion of value.

Income Approach

There are several income-based approaches to determining value. Discounted cash flow analysis has as its basic premise that a business (or shares of a Company) are worth the present value of all of the expected future benefits of ownership. Application of this method requires assumptions regarding prospective earnings, growth rates, an appropriate discount rate and/or capitalization rate and a terminal value.

An appropriate discount rate is used to reflect the time value of money. Implicit in the valuation process is the fact that money today is worth more than money tomorrow. In order to determine an appropriate discount rate, valuation analysts begin by determining a “risk free” rate for investments. This is traditionally held to be the imputed rate for 20-year United States government bonds.

A risk premium for investing in common stocks rather than in government bonds is then added to the “risk free” rate and a further premium is added for the risk of investing in small company stocks.

One common element appraisers often add to the build-up approach is an industry risk premium. Traditionally, the appraiser looks at aspects and characteristics of the industry in which the subject company participates to determine the magnitude of the industry risk premium.

Finally, appraisers typically assess and adjust for the risk associated with a specific company due to the factors unique to it as they relate to depth of management, relative importance of key personnel, stability of the industry, diversification of the product line, customer base, and suppliers, geographic location, stability of earnings, earnings margins, capital structure and others.

BFC performed a discounted cash flow analysis to determine hypothetical present values for a share of Easton’s common stock as a ten year investment. Under this analysis, BFC considered various scenarios for the performance of Easton’s stock using a range of asset growth rates from 11-15%. A terminal value ranging from 12 -16 times earnings was also used as well as discount rates from 12.0%-14.0% chosen based on BFC’s judgment considering the build-up approach described above, past and current company and industry performance, general level of inflation, rates of return for fixed income and equity securities and companies with similar risk profiles. (See Appendix F) Based on the many different scenarios, the income approach provides an indicated fair value price range between $15.23 per share and $19.40 per share. At $15.23 per share, the shares would be valued at 15.54 times the 2002 earnings per share of $0.98, 18.57 times projected 2003 earnings per share of $0.82, 1.32 times projected 2003 book value of $11.53 per share and 8.0% over the last executed trade of $14.10. It should be noted that as a result of the exercise of warrants, there was some dilution that occurred during 2003 which has the effect of increasing the current year multiples. At $19.40 per share, the shares would be valued at 19.80 times the 2002 earnings, 23.66 times projected 2003 earnings, 1.68 times projected 2003 book value and 37.6% over the last executed trade.

Market Approach

This approach values a company based on what similar companies sell for in the public markets. The selection of financial attributes to be valued and the selection of appropriate comparables are critical in developing a market-based valuation estimate. While this method can be extremely useful due to its use of actual data as a source of value determination, it is difficult (or even impossible) to find truly comparable companies in all respects. It should be noted that comparables do not have to be identical to the subject company but should be similar enough to withstand scrutiny.

As such, we have taken two market approaches in comparing Easton to the market. In the first approach, we identified a “peer” group of publicly traded banks of comparable size ($50MM-$250MM in assets) located in Maryland and Virginia. We compared Easton to its peer averages based on several key measurements including certain balance sheet items, profitability measures, leverage factors, and operating ratios (See Appendix G).

Based on the peer group analysis the indicated fair value of Easton shares is $12.60 to $16.89. However, we believe it is illogical to select a value below current trading levels; therefore, we adjusted the low value to the last trade value of $14.10. At $14.10 per share, the shares would be valued at 14.39 times 2002 earnings per share of $0.98, 17.20 times projected 2003 earnings per share of $0.82 and 1.22 times projected 2003 book value of $11.53 per share. Again, it should be noted that as a result of the exercise of warrants, there was some dilution that occurred during 2003 which has the effect of increasing the current year multiples. At $16.89 per share, the shares would be valued at 17.23 times 2002 earnings per share, 20.60 times projected 2003 earnings, 1.46 times projected 2003 book value and 19.8% over the last executed trade.

In the second market approach, we identified other public banks that have completed or are in the process of completing “going-private” transactions in 2002 or 2003. We calculated a buy-out price-to-book ratio and buy-out price to trailing earnings multiple for each of those transactions based on publicly available data (See Appendix H). Based on the comparable transaction analysis, the indicated fair value of Easton shares is $10.68 to $15.89. Similar to the peer analysis, we believe it is illogical to select a value below current trading levels; therefore, we adjusted the low value of the range to the last trade value of $14.10. At $14.10 per share, the shares would be valued at 14.39 times 2002 earnings per share of $0.98, 17.20 times projected 2003 earnings per share of $0.82, and 1.22 times projected 2003 book value of $11.53 per share. At $15.89 per share, the shares would be valued at 16.21 times 2002 earnings, 19.38 times projected 2003 earnings, 1.38 times projected 2003 book value and 12.7% over the last executed trade.

CONCLUSION OF VALUE

In our final conclusion of value, we have assigned weights to the indicated values by the different valuation methods. The weights are intended to reflect our opinion of the relative importance or reliability of the methods when determining fair value as of the valuation date.

We believe that the weights are reasonable, but they should not be applied rigidly to any subsequent valuations of the business or its stock. They must be carefully reviewed for purposes of future valuations of the Company to reflect changing conditions.

	Low	High	Weight
Peer Analysis	$14.10	$16.89	25%
Comparable Going Private Transactions	$14.10	$15.89	25%
Discounted Cash Flow Model	$15.23	$19.40	50%

Weighted Average	$14.67	$17.90

Because the peer analysis and comparable private transaction analyses are both market approaches, we have given the discounted cash flow analysis twice the weighting of each of the other methods in order to give an overall equal weighting to the market vs. income approach. Based on all factors previously cited, it is our opinion that a fair value is between $14.67 and $17.90. At $14.67 per share, the shares would be valued at 14.97 times 2002 earnings per share of $0.98, 17.89 times projected 2003 earnings per share of $0.82, 1.27 times projected 2003 book value of $11.53 per share and 4.0% over the last executed trade of $14.10. At $17.90 per share, the shares would be valued at 18.27 times 2002 earnings, 21.83 times projected 2003 earnings, 1.55 times projected 2003 book value and 26.9% over the last executed trade.

APPENDIX A: QUALIFICATIONS OF APPRAISERS

Baxter Fentriss and Company is an investment banking firm formed in 1992 to serve financial and middle market companies. As part of its investment banking business, it is continually engaged in the valuation of companies and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes.

Its services include business valuation and fairness opinions, buyer and seller representation in mergers and acquisitions, private placements, recapitalizations, leveraged buyouts, interest rate hedging products, and equity research.

The firm’s investment bankers come from a variety of financial and investment banking disciplines. Baxter Fentriss consistently ranks in the top tier of investment banking firms nationwide in providing merger and acquisition advice in the financial services industry.

APPENDIX B: HISTORICAL TRADING DATA

EASTON BANCORP, INC.

HISTORICAL TRADING DATA FOR EASB.OB

SEPTEMBER 2001—NOVEMBER 2003 (MONTHLY BASIS)

Date	Open	High	Low	Close	Avg Daily Volume	Adj. Close*
November-03	$14.10	$14.10	$14.10	$14.10	22	$14.10
October-03	$13.10	$14.45	$13.10	$14.00	95	$14.00
September-03	$12.80	$13.10	$12.80	$13.10	14	$13.10
August-03	$12.80	$12.80	$12.80	$12.80	—	$12.80
July-03	$12.25	$12.95	$12.25	$12.80	95	$12.80
June-03	$12.10	$14.45	$12.10	$12.25	52	$12.25
May-03	$12.00	$14.80	$12.00	$12.10	100	$12.10
April-03	$11.55	$13.50	$11.55	$12.00	57	$12.00
March-03	$11.35	$11.55	$11.35	$11.55	—	$11.55
February-03	$11.35	$11.80	$11.35	$11.35	11	$11.35
January-03	$11.20	$11.50	$11.15	$11.35	35	$11.35
December-02	$11.00	$11.50	$11.00	$11.50	225	$11.50
November-02	$10.95	$11.30	$10.95	$11.00	200	$11.00
October-02	$10.95	$10.95	$10.95	$10.95	95	$10.95
September-02	$10.85	$11.15	$10.85	$10.95	45	$10.95
August-02	$10.65	$11.15	$10.65	$10.85	368	$10.85
July-02	$10.65	$10.65	$10.65	$10.65	31	$10.65
June-02	$10.60	$10.90	$10.60	$10.65	500	$10.65
May-02	$10.25	$10.75	$10.25	$10.25	4	$10.25
April-02	$10.25	$10.50	$10.25	$10.25	60	$10.25
January-02	$10.25	$10.75	$10.25	$10.25	3,850	$10.25
September-01	$10.20	$11.00	$10.20	$10.75	2,683	$10.75
7-Aug-01	$11.00	$11.05	$10.15	$10.15	1,300	$10.15
27-Jul-01	$10.15	$10.25	$10.15	$10.25	800	$10.25
6-Jun-01	$10.15	$10.25	$10.15	$10.25	300	$10.25
1-May-01	$9.13	$10.20	$9.13	$10.20	650	$10.20
14-Mar-01	$9.62	$10.11	$9.62	$10.00	600	$10.00
20-Feb-01	$10.25	$10.25	$9.62	$10.00	780	$10.00
2-Nov-00	$10.12	$12.00	$10.12	$10.31	1,333	$10.31
2-Oct-00	$10.50	$11.25	$10.12	$10.56	928	$10.56

*	Closing price adjusted for dividends and splits
**	Source: Yahoo Financial Services

APPENDIX C: STATEMENT OF CONTINGENT AND LIMITING CONDITIONS

This appraisal is made subject to the following general contingent and limiting conditions:

•	We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject assets, properties, or business interests assumed to be good and marketable unless otherwise stated.

•	The subject assets, properties, or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

•	We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests.

•	We have been provided with financial statements, have accepted them without independent verification and assumed they have been prepared in accordance with generally accepted accounting principles (GAAP).

•	We have done no due diligence with respect to the quality of the loan portfolio and have assumed that reserves against any stated assets are adequate but not over or understated.

•	The information furnished by others is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

•	We assume no hidden or unapparent conditions regarding the subject assets, properties, or business interests.

•	We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless the lack of compliance is stated, defined, and considered in the appraisal report.

•	We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in this report is based.

•	Unless otherwise stated in this report, we did not observe, and we have no knowledge of, the existence of hazardous materials with regard to the subject assets, properties, or business interests. However, we are not qualified to detect such substances. We assume no responsibility for such conditions or for any expertise required to discover them.

•	Possession of this report does not carry with it the right of publication. It may not be used for any purpose or by any person other than the client to whom it is addressed without our prior written consent and, in any event, only with proper written qualifications and only in its entirety.

•	We, by reason of this opinion, are not required to furnish a complete evaluation report, or to give testimony, or to be in attendance in court with reference to assets, properties, or business interests in question unless arrangements have been previously made.

•	Neither all nor any part of the contents of this report shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and approval.

•	The analysis, opinions, and conclusions presented in this report apply to this engagement only and may not be used out of the context presented herein. This report is valid only for the effective date(s) specified herein and only for the purpose(s) specified herein.

•	Our fees for this engagement are in no way dependent upon the value determined.

APPENDIX D: FINANCIAL STATEMENTS

APPENDIX D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-QSB

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: September 30, 2003

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 33-43317

EASTON BANCORP, INC.

(Exact name of small business issuer as specified in its charter)

Maryland	52-1745344
(State of incorporation)	(I.R.S. Employer Identification No.)

501 Idlewild Avenue, Easton, Maryland 21601
(Address of principal executive offices)

(410) 819-0300

(Issuer’s telephone number)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the issuer filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:

On November 1, 2003, 764,507 shares of the issuer’s common stock, par value $.10 per share, were issued and outstanding.

Transitional Small Business Disclosure Format (check one):    Yes  ☐    No  ☒

PART I

FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

EASTON BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2003	December 31, 2002
ASSETS
Cash and due from banks	$3,504,436	$2,361,869
Federal funds sold	5,201,590	1,233,376
Investment in Federal Home Loan Bank stock	483,500	431,500
Investment securities available-for-sale	5,727,207	5,040,366
Loans held for sale	2,736,131	4,193,610
Loans, less allowance for credit losses of $1,103,183 and $924,859, respectively	77,454,345	71,465,781
Premises and equipment, net	1,845,843	1,569,357
Accrued interest receivable	398,514	420,941
Bank Owned Life Insurance Policy	1,386,230	1,335,376
Deferred and prepaid income taxes	300,069	131,416
Other assets	133,909	157,129

Total assets	$99,171,774	$88,340,721

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing	$10,492,227	$7,804,457
Interest-bearing	73,637,583	66,339,109

Total deposits	84,129,810	74,143,566
Accrued interest payable	120,185	110,480
Securities sold under agreements to repurchase	-0-	60,964
Note payable	6,144,490	7,510,135
Other liabilities	283,713	280,963

Total liabilities	90,678,198	82,106,108

Stockholders’ equity
Common stock, par value $.10 per share; authorized 5,000,000 shares, 764,507 and 565,833 shares, respectively, issued and outstanding	76,451	56,583
Additional paid-in-capital	7,248,958	5,282,086
Retained earnings	1,130,456	821,778

	8,455,865	6,160,447
Accumulated other comprehensive income	37,711	74,166

Total stockholders’ equity	8,493,576	6,234,613

Total liabilities and stockholders’ equity	$99,171,774	$88,340,721

See accompanying Notes to Consolidated Financial Statements.

EASTON BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Interest revenue
Loans, including fees	$1,315,111	$1,237,971	$3,917,072	$3,603,409
Investment securities	40,368	63,824	134,620	203,741
Due from banks	-0-	-0-	-0-	-0-
Federal funds sold	11,577	11,620	23,385	40,420

Total interest revenue	1,367,056	1,313,415	4,075,077	3,847,570
Interest expense	483,644	478,489	1,458,249	1,507,920

Net interest income	883,412	834,926	2,616,828	2,339,650
Provision for loan losses	39,528	53,088	156,598	158,991

Net interest income after provision for loan losses	843,884	781,838	2,460,230	2,180,659

Other operating revenue	228,277	151,197	651,013	439,616

Other expenses
Salaries and benefits	535,786	396,652	1,480,063	1,129,042
Occupancy	54,700	42,377	152,117	116,454
Furniture and equipment	37,610	35,232	110,718	107,709
Other operating	236,590	194,328	712,934	597,633

Total operating expenses	864,686	668,589	2,455,832	1,950,838

Income before income taxes	207,475	264,446	655,411	669,437
Income taxes	83,000	106,800	251,000	261,000

Net income	$124,475	$157,646	$404,411	$408,437

Earnings per common share—basic	$0.16	$0.28	$0.62	$0.73

Earnings per common share—diluted	$0.16	$0.27	$0.59	$0.71

See accompanying Notes to Consolidated Financial Statements.

EASTON BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received	$4,133,989	$3,942,693
Other revenue received	666,521	486,451
Cash paid for operating expenses	(2,238,706)	(1,839,792)
Loan sales proceeds	23,739,120	10,000,232
Taxes paid	(484,392)	(232,869)
Loans originated for sale	(22,281,641)	(10,981,449)
Interest paid	(1,499,398)	(1,541,831)

	2,035,493	(166,565)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for premises, equipment and software	(380,968)	(82,827)
Loans originated, net of principal repayments	(6,369,373)	(6,531,597)
Purchase of investment securities	(4,418,877)	(1,122,011)
Proceeds from sales/maturities of investments	3,641,151	1,917,691
Cash paid for software	(10,506)	-0-
Proceeds from sale of other real estate owned	215,220	-0-
Purchase of Federal Home Loan Bank stock	(52,000)	-0-

	(7,375,353)	(5,818,744)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in time deposits	(2,042,164)	5,237,539
Net increase in other deposits	12,028,408	296,274
Net proceeds from other borrowings	(1,365,646)	(5,754)
Net decrease in securities sold under agreements to repurchase	(60,964)	(3,160)
Dividends paid	(95,733)	(196,111)
Proceeds from warrants exercised	1,986,740	-0-

	10,450,641	5,328,788

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,110,781	(656,521)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,595,245	6,246,506

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$8,706,026	$5,589,985

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES
Net income	$404,411	$408,437
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	116,070	109,312
Provision for loan losses	156,598	158,991
Decrease in accrued interest receivable and other assets	18,852	51,821
Increase in operating accounts payable and other liabilities	121,687	39,733
Increase in deferred loan origination fees	834	14,801
(Increase)/decrease in deferred income taxes	(233,392)	36,692
Securities amortization/accretion, net	40,918	33,970
Net proceeds from loan sales	1,457,479	(981,217)
Loss on sale of other real estate/repossessions	8,157	-0-
(Gain) on securities sold	(5,267)	-0-
(Increase) in cash surrender value of life insurance	(50,854)	(39,105)

	$2,035,493	$(166,565)

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:

1. Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2003, are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto for the Company’s fiscal year ended December 31, 2002, included in the Company’s Form 10-KSB for the year ended December 31, 2002.

2. Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, unrestricted amounts due from banks, overnight investments in repurchase agreements, and federal funds sold.

3. Comprehensive Income

Comprehensive income consists of:

	Nine Months Ended September 30,
	2003	2002
Net Income	$404,411	$408,437
Unrealized (loss)/gain on investment securities available for sale, net of income taxes	(36,455)	42,235

Comprehensive Income	$367,956	$450,672

This Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements appear in a number of places in this Report and include all statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors discussed herein and those factors discussed in detail in the Company’s filings with the Securities and Exchange Commission.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Easton Bancorp, Inc. (the “Company”) was incorporated in Maryland on July 19, 1991, to become a one-bank holding company by acquiring all of the capital stock of Easton Bank & Trust Company (the “Bank”) upon its formation. The Bank commenced business on July 1, 1993, and the only activity of the Company since then has been the ownership and operation of the Bank. The Bank was organized as a nonmember state bank under the laws of the State of Maryland. The Bank is engaged in a general commercial banking business, emphasizing in its marketing the Bank’s local management and ownership, from its main office location in its primary service area, Talbot County, Maryland. During 1999, the Bank opened a full-service branch office in Denton, Maryland, which is in Caroline County. In addition, during 2001, the Bank opened a full-service branch office in Oxford, Maryland, which is in Talbot County. In April, 2003, the Bank opened a second full-service branch in Easton, Maryland. The Bank offers a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. In addition, the Bank offers certain retirement account services, such as Individual Retirement Accounts. The Bank offers a full range of short- to medium-term commercial and personal loans. The Bank also originates and holds or sells into the secondary market fixed and variable rate mortgage loans and real estate construction and acquisition loans. Other bank services include cash management services, safe deposit boxes, traveler’s checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. The Bank also offers for sale non-deposit products such as mutual funds, variable and fixed annuities and long term care.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company’s unaudited financial statements and related notes and other statistical information included elsewhere herein.

Results of Operations

Net income for the Company for the three months ended September 30, 2003, was $124,475, compared to $157,646 during the corresponding period of 2002. Net income for the nine months ended September 30, 2003, was $404,411, compared to $408,437 for the corresponding period of 2002.

For the first nine months of 2003 compared to the same 2002 period, net interest income increased $277,178 and other operating income increased $211,397; however, these increases were offset by an increase of $504,994 in total operating expenses. The increase in net interest income is primarily due to declining interest rates, which resulted in a decrease in interest expense of $49,671 and an increased volume of earning assets. Despite the decreasing yields on earning assets, interest revenue increased $227,507 as a result of growth of the Bank. The increase in total operating expenses is attributed to an increase in salaries and benefits of approximately $351,021, an increase of $38,672 in occupancy, furniture and equipment and an increase in other operating expenses of $115,301, all due primarily to the Marlboro Avenue branch in Easton, which was opened in April 2003.

The following table depicts interest income on earning assets and related average yields as well as interest expense on interest-bearing liabilities and related average rates paid for the nine months ended September 30, 2003, and the year ended December 31, 2002:

	CONSOLIDATED			CONSOLIDATED
	AVERAGE BALANCES, INTEREST, AND YIELDS For the Nine Months Ended September 30, 2003			AVERAGE BALANCES, INTEREST, AND YIELDS For the Year Ended December 31, 2002
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
ASSETS
Federal funds sold	$2,977,445	$23,952	1.06%	3,133,360	$51,816	1.65%
Investment securities:
State and municipal bonds	233,986	10,667	6.08%	99,684	6,181	6.20%
U.S. government agency	3,190,360	72,602	3.03%	3,695,210	150,458	4.07%
GNMA’s	1,166,409	43,911	5.02%	1,560,644	90,719	5.81%
Other	457,556	14,935	4.36%	431,500	24,024	5.57%

Total investment securities	5,048,311	142,115	3.75%	5,787,038	271,382	4.69%

Loans:
Demand and time	19,174,241	821,273	5.73%	16,758,375	1,067,587	6.37%
Mortgage	58,614,277	2,870,294	6.55%	48,093,350	3,468,875	7.21%
Installment	3,631,431	231,742	8.53%	3,717,123	340,985	9.17%

Total loans	81,419,949	3,923,309	6.44%	68,568,848	4,877,447	7.11%
Allowance for loan losses	1,024,999			830,372

Total loans, net of allowance	80,394,950	3,923,309	6.52%	67,738,476	4,877,447	7.20%

Total interest-earning assets	88,420,706	4,089,376	6.18%	76,658,874	5,200,645	6.78%

Noninterest-bearing cash	2,804,494			2,093,216
Bank premises and equipment	1,721,311			1,594,570
Other assets	2,071,852			1,870,535

Total assets	$95,018,363			$82,217,195

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits Savings and NOW deposits	$19,032,361	$94,050.66%		$15,225,692	$167,992	1.10%
Money market deposits	9,207,269	83,156	1.21%	7,054,689	95,885	1.36%
Other time deposits	42,166,105	1,095,794	3.47%	42,768,276	1,609,468	3.76%

Total interest-bearing deposits	70,405,735	1,273,000	2.42%	65,048,657	1,873,345	2.88%
Noninterest-bearing deposits	9,704,952	-0-		7,981,612	-0-

Total deposits	80,110,687	1,273,000	2.12%	73,030,269	1,873,345	2.57%
Borrowed funds	7,472,827	185,249	3.31%	2,958,155	123,125	4.16%

	87,583,514	1,458,249	2.23%	75,988,424	1,996,470	2.63%

Other liabilities	474,253			305,658
Stockholders’ equity	6,960,596			5,923,113

Total liabilities and Stockholders’ equity	$95,018,363			$82,217,195

Net interest spread			3.96%			4.15%

Net interest income		$2,631,127			$3,204,175

Net margin on interest-earning assets			3.98%			4.18%

Interest on tax-favored investments and loans are reported with adjustment to provide a fully taxable equivalent basis.

The Bank’s loan portfolio (excluding loans held for sale) increased from $71.5 million at December 31, 2002, to $77.5 million at September 30, 2003. The Bank’s provision for loan losses was $39,528 for the quarter ended September 30, 2003, and $156,598 for the nine months ended September 30, 2003, compared to $53,088 for the quarter ended September 30, 2002, and $158,991 for the nine months ended September 30, 2002.

The allowance for loan losses was $1,103,183 at September 30, 2003, or 1.40% of total loans (excluding loans held for sale), compared to $1,069,489 at June 30, 2003, or 1.31% of total loans (excluding loans held for sale), and $924,859 at December 31, 2002, or 1.28% of total loans (excluding loans held for sale). The level of the allowance for loan losses represents management’s current estimate of future losses in the loan portfolio; however, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional increases in the allowance will not be required.

Activity in the allowance for loan losses is shown below:

ALLOWANCE FOR LOAN LOSSES

	September 30, 2003	December 31, 2002
Balance at beginning of year	$924,859	$750,768

Loan Losses:
Commercial	23,050	125,187
Real Estate	-0-	8,000
Consumer	5,996	19,050

Total loan losses	29,046	152,237

Recoveries on loans previously charged off
Commercial	23,878	3,975
Real Estate	-0-	-0-
Consumer	26,894	31,920

Total loan recoveries	50,772	35,895

Net loan losses	(21,726)	116,342
Provision for loan losses charged to expense	156,598	290,433

Balance at end of period	$1,103,183	$924,859

Allowance for loan losses to outstanding loans at end of period (excluding loans held for sale)	1.40%	1.28%
Net charge-offs/(recoveries) to average loans - annualized	(0.03)%	0.17%

NON-PERFORMING ASSETS AND PAST-DUE LOANS

Nonaccrual loans and loans past due 90 days or more are as follows:

	September 30, 2003	December 31, 2002
Nonaccrual
Commercial	$104,844	$33,073
Mortgage	188,238	482,822
Installment	38,939	8,215

	$332,021	$524,110

Loans past due ninety days or more, still accruing interest	$276,000	$1,000
Total non performing loans	$608,021	$525,110
Interest not accrued	$12,180	$14,750

Total operating expenses increased $196,097 to $864,686 for the quarter ended September 30, 2003, from $668,589 for the quarter ended September 30, 2002. The increase was related to the increase in salaries and benefits of $139,134, an increase in occupancy, furniture and equipment of $14,701 and an increase in other operating expenses of $42,262. The increase in salaries and benefits was due to annual salary increases, an increase in origination fee income earned, two new part time employees and six new full time employees. The increase in occupancy, furniture and equipment was due to expenses related to the opening of the Marlboro Avenue branch in April 2003.

Return on average assets and average equity, on an annualized basis, for the quarter ended September 30, 2003, was .50% and 6.09%, respectively, compared to .76% and 10.39%, respectively, for the same quarter of 2002. Return on average assets and average equity, on an annualized basis, for the nine months ended September 30, 2003, was .60% and 7.22%, respectively, compared to .67% and 9.28%, respectively, for the same period of 2002. Earnings per share on a fully diluted basis for the quarter and the nine months ended September 30, 2003, were $.16 and $.59, respectively, compared to $.27 and $.71, respectively, for the same periods of 2002.

The Company’s assets ended the third quarter of 2003 at $99.2 million, an increase of $10.8 million, or 12.3%, from $88.3 million at December 31, 2002. This increase can be attributed primarily to the increase in the Bank’s loans of $4.5 million, an increase in federal funds sold of $4.0 million and an increase in cash and due from banks of $1.1 million. Total borrowings from the Federal Home Loan Bank of Atlanta were approximately $6.1 million at September 30, 2003, all which are match funded on loans made by the Bank to Bank customers.

Management expects that its 2003 income will exceed expenses. Although management expects that the Company’s current profitability will continue, future events, such as an unanticipated deterioration in the loan portfolio, could reverse this trend. Management’s expectations are based on management’s best judgment and actual results will depend on a number of factors that cannot be predicted with certainty and thus fulfillment of management’s expectations cannot be assured.

Liquidity and Sources of Capital

The $10.0 million increase in deposits from December 31, 2002, to September 30, 2003, is primarily reflected in the increase in the Bank’s loans of $4.5 million, the increase in federal funds sold of $4.0 million and the increase in cash and due from banks of $1.1 million. The Company’s primary source of liquidity is cash on hand plus short term investments. At September 30, 2003, the Company’s liquid assets totaled $17.2 million, or 17.3% of total assets, compared to $12.8 million, or 14.5% of total assets, at December 31, 2002. Another source of liquidity is the $16.5 million secured line of credit the Company has from the Federal Home Loan Bank of Atlanta, of which $6.1 million is currently used, and the $500,000 unsecured line of credit and the $5 million secured line of credit the Company has from another correspondent bank, of which $1,000,000 is pledged. If additional liquidity is needed, the Bank will sell participations in its loans.

In January 2001, the Company invested in a bank owned life insurance policy on the life of Jeffrey N. Heflebower, an officer of the Bank. The beneficiaries of the policy include both the Bank and certain heirs of Mr. Heflebower. To fund the policy, the Bank contributed $1,225,000. Since the purchase of the policy, the cash surrender value of the policy has increased approximately $161,230 and is now approximately $1,386,230. The cash surrender value of the policy is not considered a liquid asset of the Company. The policy also provides supplemental retirement benefits for Mr. Heflebower.

The capital of the Company and the Bank exceeds all prescribed regulatory capital guidelines at September 30, 2003. At September 30, 2003, the Tier 1 leverage ratio for the Bank was 8.27%. At September 30, 2003, the Bank had a risk-weighted total capital ratio of 11.63%, and a Tier 1 risk-weighted capital ratio of 10.37%. The Company expects that its current capital and short-term investments will satisfy the Company’s cash requirements for the foreseeable future. However, no assurance can be given in this regard as rapid growth, deterioration in the loan quality or poor earnings, or a combination of these factors, could change the Company’s capital position in a relatively short period of time.

Dividends

The Board of Directors declared a $0.05 per share cash dividend to be paid to shareholders of record on January 31, 2003. The dividend was paid on February 15, 2003. On April 28, 2003, the Board of Directors declared a $0.05 per share cash dividend to be paid to shareholders of record on April 30, 2003. The dividend was paid on May 15, 2003. On July 28, 2003, the Board of Directors declared a $0.05 per share cash dividend to be paid to shareholders of record on July 31, 2003. The dividend was paid on August 15, 2003. On October 27, 2003, the Board of Directors declared a $0.05 per share cash dividend to be paid to shareholders of record on October 31, 2003. The dividend will be paid on November 14, 2003. The declaration and payment of future dividends will depend upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions. If dividends should be declared in the future, the amount of such dividends presently cannot be estimated and it cannot be known whether such dividends would continue for future periods.

Market Risk

Net interest income of the Company is one of the most important factors in evaluating the financial performance of the Company. The Company uses interest sensitivity analysis to determine the effect of rate changes. Net interest income is projected over a one-year period to determine the effect of an increase or decrease in the prime rate of 100 basis points. If prime were to decrease 100 basis points, the Company would experience a decrease in net interest income of $217,544 if all assets and liabilities maturing within that period were adjusted for the rate change. If prime were to increase 100 basis points, the Company would experience an increase in net interest income of $201,356 if all assets and liabilities maturing within that period were adjusted for the rate change. The sensitivity analysis does not consider the likelihood of these rate changes nor whether management’s reaction to this rate change would be to reprice its loans and deposits.

ITEM 3. CONTROLS AND PROCEDURES.

As of September 30, 2003, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the principal executive officer and principal financial officer concluded that as of September 30, 2003, the Company’s disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company’s periodic SEC reports. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

PART II

OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

There are no material pending legal proceedings to which the Company or the Bank is a party or of which any of their property is the subject.

ITEM 2. CHANGES IN SECURITIES.

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There were no matters submitted to a vote of security holders during the quarter ended September 30, 2003.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

(a) Exhibits.

11.1	Computation of Earnings Per Share.

31	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Exhibit is not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 but is instead furnished as provided by applicable rules of the Securities and Exchange Commission.

(b) Reports on Form 8-K.

There were no reports on Form 8-K filed by the Company during the quarter ended September 30, 2003.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTON BANCORP, INC.
(Registrant)

Date: November 7, 2003	By:	/s/ R. MICHAEL S. MENZIES, SR.
R. Michael S. Menzies, Sr.
President

Date: November 7, 2003	By:	/s/ PAMELA A. MUSSENDEN
Pamela A. Mussenden
Assistant Treasurer
(Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit Number	Description	Sequential Page Number

11.1	Computation of Earnings Per Share.

31	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Exhibit is not “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 but is instead furnished as provided by applicable rules of the Securities and Exchange Commission.

APPENDIX E: FINANCIAL ANALYSIS

EASTON BANCORP, INCORPORATED

SELECTED FINANCIAL INFORMATION

DATA IN ($000’S)

Key Balances		1997Y	1998Y	1999Y	2001Y	2002Y	9/30/2003 YTD	1997-2002 Annual Growth
Cash & Securities	4,349	$6,007	$13,233	$7,784	$12,610	$9,067	$14,917		10.84%
Loans, Net	4,321	$34,682	$33,295	$46,061	$63,667	$75,660	$80,190		21.53%
Deposits	844	$38,088	$44,119	$47,126	$71,455	$74,144	$84,130		18.12%
Equity	3,800	$4,013	$4,460	$4,884	$5,814	$6,235	$8,494		11.65%
Intangibles	3,706	$30	$2	$16	$31	$19	$10	–	10.79%
Assets	220	$42,740	$50,107	$56,079	$79,820	$88,341	$99,172		19.90%

Profitability
Net Income	833	$290	$444	$494	$455	$550	$404		17.35%
ROAA*	281	0.73%	0.97%	0.97%	0.63%	0.67%	0.57%
ROAE*	284	7.49%	10.55%	10.44%	8.15%	9.29%	7.94%

Stockholders
Book Value Per Share	160	$7.17	$7.96	$8.72	$10.38	$11.02	$11.11		11.34%
Basic Earnings Per Share	17,931	$0.52	$0.79	$0.88	$0.81	$0.98	$0.63		17.17%
Dividends Per Share	161	$0.00	$0.00	$0.00	$0.20	$0.40	$0.15
Weighted Avg. Shares	17,940	602	602	564	569	578	684
Common Shares	214	559	560	560	560	566	765

Operating Ratios								1997- 2002 Average
Net Interest Margin*	6,084	4.10%	3.60%	4.43%	3.88%	3.90%	3.69%	3.93%

Net Charge-Off’s/Avg. Loans*	5,038	0.11%	0.21%	-0.45%	0.18%	0.18%	-0.04%	0.03%
Reserve/Loans	5,734	1.08%	1.45%	1.19%	1.18%	1.28%	1.40%	1.26%
Non-Interest Income/Avg. Assets*	6,085	0.24%	0.30%	0.34%	0.82%	0.75%	0.91%	0.56%
Non-Interest Expense/Avg. Assets*	6,087	3.41%	3.39%	3.64%	3.42%	3.24%	3.45%	3.43%
Equity/Assets	816	9.39%	8.90%	8.71%	7.28%	7.06%	8.56%	8.32%
Net Loans/Deposits	817	92.05%	76.58%	98.77%	89.28%	97.64%	93.38%	91.28%

APPENDIX F: DISCOUNTED CASH FLOW ANALYSIS

EASTON BANCORP, INC.

DISCOUNTED CASH FLOW ANALYSIS

		2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Assumptions:
Cash & Securities Growth Rate	13.0%
Loan Growth Rate	13.0%
Other Asset Growth Rate	13.0%
Projected ROA				0.61%	0.63%	0.70%	0.77%	0.85%	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Deposit Growth Rate	13.0%
Other LT Liabilities Growth Rate	13.0%
Dividend payout rate	25.0%
Cost Basis Per Share	$7.50
Shares Outstanding	764,507
Capital Gains Tax Rate	15.0%
Dividend Tax Rate	15.0%
Discount Rate	13.0%
Terminal Multiple of	14
Assets:
Cash & Securities		12,610	9,067	14,917	16,856	19,048	21,524	24,322	27,484	31,056	35,094	39,656	44,811	50,637
Gross Loans		64,418	76,585	86,541	97,791	110,504	124,870	141,103	159,446	180,174	203,597	230,065	259,973	293,769
Loan Loss Reserve		(751)	(925)	(1,045)	(1,181)	(1,335)	(1,508)	(1,704)	(1,926)	(2,176)	(2,459)	(2,779)	(3,140)	(3,548)
Net Loans		63,667	75,660	85,496	96,610	109,170	123,362	139,399	157,520	177,998	201,138	227,286	256,833	290,221
Intangibles		31	19	16	13	10	7	4	1	—	—	—	—	—
Other Assets		3,512	3,595	3,595	4,062	4,590	5,187	5,862	6,624	7,485	8,458	9,557	10,800	12,203

Total Assets		79,820	88,341	104,024	117,542	132,818	150,080	169,586	191,629	216,539	244,689	276,499	312,444	353,061

Liabilities & Equity:
Deposits		71,455	74,144	86,233	97,444	110,111	124,426	140,601	158,879	179,533	202,873	229,246	259,048	292,725
Borrowings		2,288	7,571	8,582	10,334	12,245	14,326	16,576	19,047	21,841	25,001	28,570	32,604	37,162
Other Long Term Liabilities		263	391	391	391	391	391	391	391	391	391	391	391	391

Total Liabilities		74,006	82,106	95,206	108,169	122,747	139,142	157,568	178,317	201,766	228,264	258,208	292,043	330,278

Equity		5,814	6,235	8,818	9,373	10,070	10,937	12,018	13,312	14,773	16,425	18,291	20,400	22,783
		7.3%	7.1%	8.5%	8.0%	7.6%	7.3%	7.1%	6.9%	6.8%	6.7%	6.6%	6.5%	6.5%

Total Liabilities & Equity		79,820	88,341	104,024	117,542	132,818	150,080	169,586	191,629	216,539	244,689	276,499	312,444	353,061

Projected ROA				0.61%	0.63%	0.70%	0.77%	0.85%	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Net Income		455	550	635	741	930	1,156	1,441	1,725	1,949	2,202	2,488	2,812	3,178
Dividends		112	226	159	185	232	289	360	431	487	551	622	703	794
EPS		0.60	0.72	0.83	0.97	1.22	1.51	1.89	2.26	2.55	2.88	3.26	3.68	4.16

EASTON BANCORP, INC.

DISCOUNTED CASH FLOW ANALYSIS

Growth Rate 11%

Discount Rate

Terminal Multiple
	12	13	14	15	16

12.0%	$13.87	$14.81	$15.75	$16.69	$17.62
12.5%	$13.31	$14.21	$15.10	$16.00	$16.90
13.0%	$12.77	$13.63	$14.49	$15.35	$16.21
13.5%	$12.26	$13.08	$13.90	$14.73	$15.55
14.0%	$11.77	$12.56	$13.35	$14.13	$14.92

Growth Rate 12%

Discount Rate

Terminal Multiple
	12	13	14	15	16

12.0%	$15.16	$16.19	$17.22	$18.26	$19.29
12.5%	$14.54	$15.53	$16.52	$17.50	$18.49
13.0%	$13.95	$14.90	$15.84	$16.79	$17.73
13.5%	$13.39	$14.30	$15.20	$16.10	$17.01
14.0%	$12.86	$13.72	$14.59	$15.45	$16.32

Growth Rate 13%

Discount Rate

Terminal Multiple
	12	13	14	15	16

12.0%	$16.55	$17.69	$18.83	$19.97	$21.10
12.5%	$15.88	$16.97	$18.05	$19.14	$20.23
13.0%	$15.23	$16.28	$17.32	$18.36	$19.40
13.5%	$14.62	$15.62	$16.61	$17.61	$18.60
14.0%	$14.03	$14.99	$15.94	$16.89	$17.85

Growth Rate 14%

Discount Rate

Terminal Multiple
	12	13	14	15	16

12.0%	$18.07	$19.33	$20.58	$21.83	$23.08
12.5%	$17.33	$18.53	$19.73	$20.92	$22.12
13.0%	$16.63	$17.77	$18.92	$20.06	$21.21
13.5%	$15.96	$17.05	$18.15	$19.24	$20.34
14.0%	$15.31	$16.36	$17.41	$18.46	$19.51

Growth Rate 15%

Discount Rate

Terminal Multiple
	12	13	14	15	16

12.0%	$19.73	$21.10	$22.48	$23.85	$25.23
12.5%	$18.92	$20.23	$21.55	$22.86	$24.18
13.0%	$18.15	$19.40	$20.66	$21.92	$23.18
13.5%	$17.41	$18.61	$19.82	$21.02	$22.23
14.0%	$16.71	$17.86	$19.01	$20.16	$21.32

APPENDIX G: PEER ANALYSIS

EASTON BANCORP, INC.

PEER ANALYSIS VALUATION INDICATIONS

	Price-to-earnings multiple	Price-to-book multiple
EASB Actual	16.80	1.27

Peer Average	16.10	1.49

Peer Median	15.00	1.52

Indicated Price Range:

EASB Actual	$14.10	$14.10

Peer Average	$13.52	$16.55

Peer Median	$12.60	$16.89

Selected Value	$14.10	$16.89

EASTON BANCORP, INC.

PEER ANALYSIS

VIRGINIA AND MARYLAND PROFITABLE PUBLIC BANKS WITH ASSETS BETWEEN $50MM AND $250MM

Company Name	City	St	Total Assets ($MM)	Total Deposits ($MM)	Total Equity Cap ($000)	Net Income ($000)	ROAA (%)	ROAE (%)	Price/ Book (x)	Price/ LTM Earnings (x)	Net Interest Income/ AA (%)	NCOs/ Avg Loans (%)	Res/ Loans (%)	Non Interest Income/ AA (%)	Non Interest Expense/ AA (%)	Equity Cap/ Total Assets (%)	Loans/ Deposits (%)	Tangible Equity/ Tangible Assets (%)	Eff Ratio (%)
Heritage Bankshares, Inc.	Norfolk	VA	128.7	110.6	11,903	1,530	1.24	13.62	1.81	15.3	3.92	-0.01	1.21	0.99	3.06	9.3	86.1	9.3	60.8
Pioneer Bankshares, Inc.	Stanley	VA	113.8	97.8	10,535	1,314	1.09	13.14	1.29	14.0	5.23	1.37	1.81	1.06	3.57	9.3	84.8	9.0	56.6
Bank of the James	Lynchburg	VA	119.1	108.2	10,658	1,251	1.12	12.54	1.70	13.9	4.23	0.31	1.25	1.49	3.56	9.0	94.6	9.0	60.8
Annapolis Bancorp, Inc.	Annapolis	MD	238.5	194.4	15,963	1,578	0.77	10.44	1.74	17.5	3.83	0.01	1.04	0.86	3.48	6.7	79.7	6.7	74.8
Harford Bank	Aberdeen	MD	161.3	141.9	18,763	1,810	1.16	9.96	1.64	17.0	4.41	0.03	1.35	0.67	3.28	11.6	76.7	11.6	63.3
Guaranty Financial Corporation	Charlottesville	VA	190.0	169.4	19,325	1,753	0.89	9.35	1.77	18.5	4.29	0.83	1.38	1.87	4.33	10.2	94.9	10.2	75.5
Cardinal Bankshares Corporation	Floyd	VA	190.9	163.3	23,913	2,149	1.16	9.25	1.28	14.4	3.48	-0.06	1.44	0.36	2.30	12.5	73.6	12.5	56.4
Pinnacle Bankshares Corp	Alta Vista	VA	205.5	183.0	21,180	1,841	0.91	9.08	1.25	14.8	3.53	0.20	0.96	1.06	3.08	10.3	79.4	10.1	67.4
BOE Financial Services of VA	Tappahannock	VA	235.6	207.0	22,628	1,920	0.83	8.96	1.40	13.2	3.73	0.81	1.30	0.58	2.72	9.6	80.6	9.2	61.9
Patapsco Bancorp, Inc.	Dundalk	MD	157.8	120.6	15,905	1,343	0.86	8.74	1.08	14.5	4.42	0.71	1.00	0.20	3.00	10.1	94.9	9.0	64.9
Bay Banks of Virginia, Inc.	Kilmarnock	VA	280.3	247.6	25,429	2,069	0.78	8.35	1.46	NM	3.27	0.04	1.04	0.92	2.99	9.1	69.8	8.2	NA
United Financial Banking Co, Inc.	Vienna	VA	130.4	115.2	9,766	533	0.51	5.69	1.48	24.7	4.14	0.02	1.82	0.39	3.15	7.5	72.0	7.5	71.3

Virginia National Bank	Charlottesville	VA	198.9	172.6	20,878	917	0.53	4.51	1.57	NM	4.64	0.00	1.17	0.41	4.01	10.5	82.0	10.5	79.4
Monarch Bank	Chesapeake	VA	168.9	139.2	13,036	441	0.33	3.43	1.70	NM	3.07	0.00	1.20	0.62	3.24	7.7	84.4	7.7	87.5
First Capital Bank	Glen Allen	VA	112.2	101.7	9,512	199	0.20	2.55	1.62	NM	2.57	0.25	1.10	0.15	2.20	8.5	62.6	8.5	80.4
CommerceFirst Bancorp, Inc.	Annapolis	MD	48.7	38.7	4,505	3	0.01	0.07	1.26	NM	3.98	0.92	1.63	0.64	4.12	9.3	84.4	9.3	84.9
Cecil Bancorp, Inc.	Elkton	MD	134.2	107.2	15,966	NA	NA	NA	1.14	NA	NA	NA	0.62	NA	NA	11.9	106.0	10.4	NA
Shore Financial Corporation	Onley	VA	189.3	159.2	19,464	NA	NA	NA	1.56	15.7	NA	NA	1.38	NA	NA	10.3	80.8	10.0	59.3

Easton Bancorp, Inc.	Easton	MD	99.2	84.1	8,494	545	0.59	8.23	1.27	16.8	4.00	0.06	1.40	0.89	3.40	8.6	93.4	8.6	73.1

Average			166.9	143.2	16,074	1,291	0.77	8.11	1.49	16.1	3.92	0.34	1.26	0.77	3.26	9.6	82.6	9.4	69.1
Median			165.1	140.6	15,965	1,437	0.85	9.02	1.52	15.0	3.95	0.12	1.23	0.66	3.20	9.4	81.4	9.2	66.2

APPENDIX H

APPENDIX H: COMPARABLE TRANSACTION ANALYSIS

EASTON BANCORP, INC.

COMPARABLE TRANSACTION VALUATION INDICATIONS

	Price-to-earnings multiple	Price-to-book multiple
EASB Actual	16.80	1.27
Comparable Average	13.40	1.46
Comparable Median	12.72	1.43

Indicated Price Range:
EASB Actual	$14.10	$14.10
Comparable Average	$11.26	$16.22
Comparable Median	$10.68	$15.89

Selected Value	$14.10	$15.89

EASTON BANCORP, INC.

COMPARABLE "GOING-PRIVATE" TRANSACTION ANALYSIS

PUBLIC BANK TRANSACTIONS 2002-2003

Company Name	City	ST	Effective Date	Shares O/S	Buyout Price/ Share	Total Assets ($000)	Total Deposits ($000)	Total Equity Cap ($000)	TTM Net Income ($000)	ROAA (%)	ROAE (%)	TTM EPS	Book Value per Share	Buyout Price/ Book	Buyout Price/ LTM Earnings	Equity Cap/ Total Assets (%)	Net Interest Margin (%)	Tangible Equity/ Tangible Assets (%)
Chesapeake Financial Shares, Inc.	Kilmarnock	VA	2/27/2003	1,288,227	27.00	281,827	244,694	21,105	3,021	1.15	14.32	2.35	16.38	1.65	11.51	7.5	4.9	7.3
Chester Bancorp, Inc.	Chester	IL	5/16/2003	893,321	22.00	113,849	94,847	13,710	1,005	0.88	7.57	1.13	15.35	1.43	19.56	12.0	2.9	12.0
Citizens Bank	Ville Platte	LA	TBD	114,854	145.00	149,266	132,429	15,728	1,466	1.01	9.78	12.76	136.94	1.06	11.36	10.5	3.3	10.4
First Banks America, Incorporated	San Francisco	CA	12/31/2002	12,846,760	40.54	3,139,170	2,582,478	317,123	22,661	0.72	7.15	1.76	24.69	1.64	22.98	10.1	4.9	7.0
First Cherokee Bancshares, Inc.	Woodstock	GA	12/8/2003	729,581	23.60	173,542	148,471	13,675	1,119	0.60	8.38	1.53	18.74	1.26	15.39	7.9	4.2	7.7
First National Bankshares Corp.	Ronceverte	WV	TBD	985,055	21.70	162,885	141,306	13,041	1,609	1.07	13.97	1.63	13.24	1.64	13.29	8.0	NA	8.0
First National of Nebraska, Inc	Omaha	NE	7/10/2002	334,500	3,500.00	9,977,172	8,261,374	839,529	92,070	1.11	13.33	275.25	2,509.80	1.39	12.72	8.4	5.8	6.8
Greater Rome Bancshares, Inc.	Rome	GA	12/19/2002	691,914	18.00	121,995	99,181	10,217	1,200	1.15	14.19	1.73	14.77	1.22	10.38	8.4	4.0	8.4
Great Guaranty Bancshares, Inc.	New Roads	LA	10/23/2002	143,374	37.00	46,847	41,782	4,625	749	1.86	20.10	5.22	32.26	1.15	7.08	9.9	5.7	9.9
Hemet Bancorp	Riverside	CA	9/4/2002	806,170	54.00	305,980	276,865	20,899	2,935	0.96	14.49	3.64	25.92	2.08	14.83	6.8	3.8	6.8
Henderson Citizens Bancshares, Inc.	Henderson	TX	2/23/2003	1,994,218	32.00	555,594	494,951	48,287	5,455	1.01	11.79	2.74	24.21	1.32	11.70	8.7	3.2	8.0
Intrust Financial Corporation	Wichita	KS	5/8/2003	2,324,374	152.00	2,546,124	2,011,884	193,909	25,605	1.02	13.05	11.02	83.42	1.82	13.80	7.6	4.0	6.9
InvestorsBancorp, Inc.	Waukesha	WI	3/25/2003	923,765	14.20	167,740	135,941	10,357	1,672	1.15	17.17	1.81	11.21	1.27	7.85	6.2	3.5	6.2
Peoples Bancshares of Pointe Coupee Parish, Inc.	New Roads	LA	TBD	308,977	33.00	54,697	40,826	6,795	930	1.79	14.31	3.01	21.99	1.50	10.96	12.4	4.8	12.4
Pinnacle Financial Corporation	Elberton	GA	12/31/2002	766,718	95.20	340,436	262,165	48,728	4,322	1.44	9.88	5.64	63.55	1.50	16.89	14.3	4.8	13.9
Valley Ridge Financial Corp.	Kent City	MI	11/11/2003	958,597	35.00	197,060	149,548	20,032	2,132	1.08	10.64	2.22	20.90	1.67	15.74	10.2	4.2	10.2
Zachary Bancshares, Inc.	Zachary	LA	3/11/2003	193,667	70.00	104,130	92,006	11,728	1,146	1.12	10.14	5.92	60.56	1.16	11.83	11.3	4.3	11.3
Easton Bancorp, Inc.	Easton	MD	TBD	764,507	14.44	99,172	81,821	8,494	545	0.59	8.23	0.71	11.11	1.30	20.26	8.6	4.0	8.6
Average						1,084,607	894,750	94,676	9,947	1.13	12.37	19.96	182.00	1.46	13.40	9.4	4.3	9.0
Median						173,542	148,471	15,728	1,672	1.08	13.05	2.74	24.21	1.43	12.72	8.7	4.2	8.0